May 8, 2012

BY EDGAR

H. Roger Schwall, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549-4628

Re:	Response to your letter to New Source Energy Corporation

dated May 7, 2012 regarding:

New Source Energy Corporation

Amendment No. 6 to Registration Statement on Form S-1

Filed April 24, 2012

File No. 333-176548

Dear Mr. Schwall:

New Source Energy Corporation (the “Company” or “we”) acknowledges receipt of the comment letter dated May 7, 2012, from the staff (the “Staff”) of the Securities and Exchange Commission requesting certain additional disclosures in the Company’s registration statement relating to the Company’s status as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act. To confirm our counsel’s conversations with the Staff, we will include the requested disclosures in our final prospectus filed pursuant to Rule 424(b) promulgated under the Securities Act of 1933, as amended.

Please feel free to contact me at (405) 272-3028 if you have any questions or need additional information.

Sincerely,

/s/ Kristian B. Kos

Kristian B. Kos

Chief Executive Officer

New Source Energy Corporation